UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

UTSTARCOM HOLDINGS CORP.

(Name of Issuer)

Ordinary Shares, par value US$0.00375 per share

(Title of Class of Securities)

918076100

(CUSIP Number)

Shah Capital Management, Inc.

8601 Six Forks Road, Suite 630

Raleigh, NC 27615

Telephone: +1 (919) 719-6360

With a copy to:

Paul Strecker, Esq.

Shearman & Sterling

12th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Telephone: +852 2978 8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 918076100	Page 1 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shah Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,543,635
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,543,635
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,543,635[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%[2]
14	TYPE OF REPORTING PERSON (See Instructions) IA

[1]	Includes (i) 1,117,578 Ordinary Shares managed by Shah Management in separately managed accounts, and (ii) 5,426,057 Ordinary Shares owned by Shah Opportunity. Shah Management is the investment manager of Shah Opportunity. Mr. Shah is the president and chief investment officer of Shah Management.
[2]	Percentage calculated based on 39,022,758 ordinary shares outstanding. According to Exhibit (a)(5)(iv) to Schedule TO (Amendment No. 3) filed with the SEC by the Company on January 10, 2013, the Company had 117,068,276 ordinary shares outstanding, par value US$0.00125 per share. According to Form 6-K filed by the Company on March 21, 2013, the Company effected a three-to-one reverse share split.

SCHEDULE 13D

CUSIP No. 918076100	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shah Capital Opportunity Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,426,057
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,426,057
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,426,057[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%[4]
14	TYPE OF REPORTING PERSON (See Instructions) PN

[3]	Includes 5,426,057 Ordinary Shares. Shah Capital LLC is the general partner of Shah Opportunity. Mr. Shah is the managing member of Shah Capital LLC.
[4]	Percentage calculated based on 39,022,758 ordinary shares outstanding. According to Exhibit (a)(5)(iv) to Schedule TO (Amendment No. 3) filed with the SEC by the Company on January 10, 2013, the Company had 117,068,276 ordinary shares outstanding, par value US$0.00125 per share. According to Form 6-K filed by the Company on March 21, 2013, the Company effected a three-to-one reverse share split.

SCHEDULE 13D

CUSIP No. 918076100	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Himanshu H. Shah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 311,333
	8	SHARED VOTING POWER 6,543,635
	9	SOLE DISPOSITIVE POWER 311,333
	10	SHARED DISPOSITIVE POWER 6,543,635
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,854,968[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%[6]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[5]	Includes (i) 1,117,578 Ordinary Shares in separately managed accounts managed by Shah Management, (ii) 5,426,057 Ordinary Shares owned by Shah Opportunity, and (iii) 311,333 Ordinary Shares. Mr. Shah is the president and chief investment officer of Shah Management. Shah Capital LLC is the general partner of Shah Opportunity. Mr. Shah is the managing member of Shah Capital LLC.
[6]	Percentage calculated based on 39,022,758 ordinary shares outstanding. According to Exhibit (a)(5)(iv) to Schedule TO (Amendment No. 3) filed with the SEC by the Company on January 10, 2013, the Company had 117,068,276 ordinary shares outstanding, par value US$0.00125 per share. According to Form 6-K filed by the Company on March 21, 2013, the Company effected a three-to-one reverse share split.

SCHEDULE 13D

CUSIP No. 918076100	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hong Liang Lu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,073,954
	8	SHARED VOTING POWER 181,704
	9	SOLE DISPOSITIVE POWER 1,073,954
	10	SHARED DISPOSITIVE POWER 181,704
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,255,658[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%[8]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[7]	Includes (i) 734,062 Ordinary Shares, (ii) 181,704 Ordinary Shares over which Mr. Lu and his spouse, Lucy Lu, share voting and dispositive power, (iii) 26,925 Ordinary Shares registered in the name of Lu Charitable Remainder Trust, of which Mr. Lu is the trustee, (iv) 16,408 Ordinary Shares registered in the name of the Lu Family Trust, of which Mr. Lu is a trustee and of which Mr. Lu and his spouse are beneficiaries, (v) 76,333 Ordinary Shares registered in the name of The Lu Family Limited Partnership, of which Mr. Lu is a general partner, and (vi) 220,226 Ordinary Shares issuable upon exercise of options held by Mr. Lu that are exercisable currently or within 60 days of October 31, 2013.
[8]	Percentage calculated based on 39,022,758 ordinary shares outstanding. According to Exhibit (a)(5)(iv) to Schedule TO (Amendment No. 3) filed with the SEC by the Company on January 10, 2013, the Company had 117,068,276 ordinary shares outstanding, par value US$0.00125 per share. According to Form 6-K filed by the Company on March 21, 2013, the Company effected a three-to-one reverse share split.

SCHEDULE 13D

CUSIP No. 918076100	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lu Charitable Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,925
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,925
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,925[9]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%[10]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[9]	Includes 26,925 Ordinary Shares. Mr. Lu is the trustee of Lu Charitable Trust.
[10]	Percentage calculated based on 39,022,758 ordinary shares outstanding. According to Exhibit (a)(5)(iv) to Schedule TO (Amendment No. 3) filed with the SEC by the Company on January 10, 2013, the Company had 117,068,276 ordinary shares outstanding, par value US$0.00125 per share. According to Form 6-K filed by the Company on March 21, 2013, the Company effected a three-to-one reverse share split.

SCHEDULE 13D

CUSIP No. 918076100	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lu Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,408
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,408
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,408[11]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%[12]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[11]	Includes 16,408 Ordinary Shares. Mr. Lu is a trustee of Lu Family Trust, of which Mr. Lu and his spouse are beneficiaries.
[12]	Percentage calculated based on 39,022,758 ordinary shares outstanding. According to Exhibit (a)(5)(iv) to Schedule TO (Amendment No. 3) filed with the SEC by the Company on January 10, 2013, the Company had 117,068,276 ordinary shares outstanding, par value US$0.00125 per share. According to Form 6-K filed by the Company on March 21, 2013, the Company effected a three-to-one reverse share split.

SCHEDULE 13D

CUSIP No. 918076100	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Lu Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,333
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 76,333
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,333[13]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[14]
14	TYPE OF REPORTING PERSON (See Instructions) PN

[13]	Includes 76,333 Ordinary Shares. Mr. Lu is a general partner of Lu Family Partnership.
[14]	Percentage calculated based on 39,022,758 ordinary shares outstanding. According to Exhibit (a)(5)(iv) to Schedule TO (Amendment No. 3) filed with the SEC by the Company on January 10, 2013, the Company had 117,068,276 ordinary shares outstanding, par value US$0.00125 per share. According to Form 6-K filed by the Company on March 21, 2013, the Company effected a three-to-one reverse share split.

This Amendment No. 9 is being filed jointly by Shah Capital Management, Inc. (“Shah Management”), Shah Capital Opportunity Fund LP (“Shah Opportunity”), Himanshu H. Shah (“Mr. Shah”), Hong Liang Lu (“Mr. Lu”), Lu Charitable Remainder Trust (“Lu Charitable Trust”), Lu Family Trust (“Lu Family Trust”) and The Lu Family Limited Partnership (“Lu Family Partnership”, together with Shah Opportunity, Mr. Shah, Mr. Lu, Lu Charitable Trust, Lu Family Trust, the “Reporting Persons”).

This Amendment No. 9 amends and supplements the amendment No. 8 to the statement on Schedule 13D jointly filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2013 by the Reporting Persons (the “Original Schedule 13D”). Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Terms used but not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 4 below, Shah Opportunity, Mr. Shah, Mr. Lu, Lu Charitable Trust, Lu Family Trust and Lu Family Partnership (collectively, the “Shah and Lu Parties”) have entered into an agreement which terminates the Consortium Agreement and ceased to be the Consortium Members effective as of October 31, 2013. The information set forth in Item 4 below is hereby incorporated by reference into this Item 2.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 4 below, the Shah and Lu Parties have entered into an agreement which terminates the Consortium Agreement and ceased to be the Consortium Members effective as of October 31, 2013. The information set forth in Item 4 below is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On October 31, 2013, the Shah and Lu Parties submitted a letter (“Proposal Withdrawal Letter”) to the special committee of the board of directors the Company which notified the Company that such parties had unanimously determined to withdraw the Proposal. The withdrawal of the Proposal became effective on October 31, 2013.

In connection with the withdrawal of the Proposal, the Shah and Lu Parties have entered into a termination agreement, dated October 31, 2013 (the “Consortium Termination Agreement”), which terminates the Consortium Agreement.

The descriptions of the Proposal Withdrawal Letter and the Consortium Termination Agreement in this Item 4 are qualified in their entirety by reference to the complete text of the Proposal Withdrawal Letter and the Consortium Termination Agreement, which have been filed as Exhibit 99.4 and 99.5 to this Schedule 13D and are incorporated by reference in their entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The following table sets forth the beneficial ownership of Ordinary Shares of the Company for each of the Reporting Persons as of October 31, 2013.

Name	Shares Beneficially Owned	Percentage of Total	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Shah Management(1)	6,543,635	16.8%	—	6,543,635	—	6,543,635
Shah Opportunity(2)	5,426,057	13.9%	—	5,426,057	—	5,426,057
Mr. Shah(3)	6,854,968	17.6%	311,333	6,543,635	311,333	6,543,635
Mr. Lu(4)	1,255,658	3.2%	1,073,954	181,704	1,073,954	181,704
Lu Charitable Trust(5)	26,925	0.1%	26,925	—	26,925	—
Lu Family Trust(6)	16,408	0.0%	16,408	—	16,408	—
Lu Family Partnership(7)	76,333	0.2%	76,333	—	76,333	—

(1)	Includes (i) 1,117,578 Ordinary Shares managed by Shah Management in separately managed accounts, and (ii) 5,426,057 Ordinary Shares owned by Shah Opportunity. Shah Management is the investment manager of Shah Opportunity. Mr. Shah is the president and chief investment officer of Shah Management.
(2)	Includes 5,426,057 Ordinary Shares. Shah Capital LLC is the general partner of Shah Opportunity. Mr. Shah is the managing member of Shah Capital LLC.
(3)	Includes (i) 1,117,578 Ordinary Shares in separately managed accounts managed by Shah Management, (ii) 5,426,057 Ordinary Shares owned by Shah Opportunity, and (iii) 311,333 Ordinary Shares. Mr. Shah is the president and chief investment officer of Shah Management. Shah Capital LLC is the general partner of Shah Opportunity. Mr. Shah is the managing member of Shah Capital LLC.
(4)	Includes (i) 734,062 Ordinary Shares, (ii) 181,704 Ordinary Shares over which Mr. Lu and his spouse, Lucy Lu, share voting and dispositive power, (iii) 26,925 Ordinary Shares registered in the name of Lu Charitable Remainder Trust, of which Mr. Lu is the trustee, (iv) 16,408 Ordinary Shares registered in the name of the Lu Family Trust, of which Mr. Lu is a trustee and of which Mr. Lu and his spouse are beneficiaries, (v) 76,333 Ordinary Shares registered in the name of The Lu Family Limited Partnership, of which Mr. Lu is a general partner, and (vi) 220,226 Ordinary Shares issuable upon exercise of options held by Mr. Lu that are exercisable currently or within 60 days of October 31, 2013.

(5)	Includes 26,925 Ordinary Shares. Mr. Lu is the trustee of Lu Charitable Trust.
(6)	Includes 16,408 Ordinary Shares. Mr. Lu is the trustee of Lu Family Trust, of which Mr. Lu and his spouse are beneficiaries.
(7)	Includes 76,333 Ordinary Shares. Mr. Lu is a general partner of Lu Family Partnership.

(c)	Except as disclosed in Item 6 below, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The descriptions of the principal terms of the Proposal Withdrawal Letter and the Consortium Termination Agreement under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby supplemented by adding the following exhibits:

Exhibit No.	Description

99.4	Proposal Withdrawal Letter to the special committee of the board of directors of the Company, dated October 31, 2013.

99.5	Consortium Termination Agreement, dated October 31, 2013, by and among Shah Opportunity, Mr. Shah, Mr. Lu, Lu Charitable Trust, Lu Family Trust and Lu Family Partnership.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:

November 1, 2013

Shah Capital Management, Inc.

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	President and CIO

Shah Capital Opportunity Fund LP By: Shah Capital LLC, the General Partner

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Managing Member

Himanshu H. Shah

/s/ Himanshu H. Shah

Hong Liang Lu

/s/ Hong Liang Lu

Lu Charitable Remainder Trust

By:	/s/ Hong Liang Lu
	Name:	Hong Liang Lu
	Title:	Trustee

Lu Family Trust

By:	/s/ Hong Liang Lu
	Name:	Hong Liang Lu
	Title:	Trustee

The Lu Family Limited Partnership By: Hong Liang Lu, the General Partner

By:	/s/ Hong Liang Lu
	Name:	Hong Liang Lu

EXHIBIT INDEX

Exhibit No.	Description

99.4	Proposal Withdrawal Letter to the special committee of the board of directors of the Company, dated October 31, 2013.

99.5	Consortium Termination Agreement, dated October 31, 2013, by and among Shah Opportunity, Mr. Shah, Mr. Lu, Lu Charitable Trust, Lu Family Trust and Lu Family Partnership.